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                                                                   Exhibit  99.1

[VIVENDI UNIVERSAL LOGO]



                     Vivendi Universal Announces Closing of
                         VUE Securitization Transaction


Paris, April 1, 2003 - As the first stage in the financial restructuring announced on March 24, 2003, Vivendi Universal (Paris Bourse: EX FP; NYSE: V) confirmed today that its subsidiary Vivendi Universal Entertainment (VUE) has successfully closed a $700 million securitization transaction.

The securitization transaction is based on future video (including DVD and VHS) and television revenues in the United States from part of Universal's film library.

The five-year transaction (average duration) is part of the program to refinance VUE's $1.62 billion bridge loan.




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